

Mail Stop 3720

May 15, 2008

Michael D. Porcelain
Senior Vice President and Chief Financial Officer
Comtech Telecommunications Corp.
68 South Service Road, Suite 230
Melville, New York 11747

      **Re: Comtech Telecommunications Corp.
        Form 10-K for fiscal year ended July 31, 2007
        Filed September 19, 2007
        File No. 0-07928**

Dear Mr. Porcelain:

      The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

                            Sincerely

                            /s

                            Larry Spirgel
                            Assistant Director

Cc: Mr. Ira G. Bogner
    Proskauer Rose LLP
    Via facsimile: (212) 969-2900